================================================================================

                                             Marc Juliar
                                             Chief Executive Officer
                                             Aamaxan Transport Group Inc.
                                             31 Walmer Rd., Suite 6
                                             Toronto, Ontario, Canada  M5R 2W7

                                             May 10, 2006

Goldie B. Walker / Michael E. Karney
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:      Aamaxan Transport Group Inc.
         Form 10-SB filed April 12, 2006
         File No: 0-51911

Dear Sirs:

Thank you for your letter dated April 24, 2006 with comments on Aamaxan Transport Group Inc. ("Company" or "AMXT") Form 10-SB filing referenced above. The Company's filing has been revised and a Form 10-SB/A will be filed imminently. This letter provides supplemental answers to your comments and questions. The comments match your numbering sequence.

Part II
-------
Item 4. Recent Sales of Unregistered Securities
-----------------------------------------------

     1. The Company acknowledges the Commission's position and has instructed the transfer agent to place the following restrictive legend on the 18,786,957 shares of common stock:

               THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT REGISTRATION UNDER SAID ACT

          Disclosure has been modified. Refer to "Part II. Item 4. Recent Sales of Unregistered Securities".

     2.   Disclosure has been added. Refer to new sub-subsection in "Part I.
          Item 5. Directors and Executive Officers, Promoters and Control Persons".

Three marked copies of the Form 10-SB/A filing are included with this letter. Please do not hesitate to contact me at (416) 928-3095 as necessary.

                                        Sincerely,



                                        /s/ Marc Juliar

                                        Marc Juliar
                                        Chief Executive Officer



--------------------------------------------------------------------------------